Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,					Six-months ended	Proforma Six-months ended
	1999	2000	2001	2002	2003	26-Jun-04	26-Jun-04
Fixed Charges—
Interest expense on indebtedness	$867	$843	$692	$1,936	$990	$1,541	$3,598
Estimated interest on rental expense	299	305	341	329	300	962	962
Amortization of deferred closing costs related to convertible notes	—	—	—	294	156	112	403
Amortization of discount on convertible notes	—	—	—	511	271

Total Fixed Charges	$1,166	$1,148	$1,033	$3,070	$1,717	$2,615	$4,963

Earnings (loss)—
Loss before income taxes	$(3,940)	$(5,847)	$(10,090)	$(34,017)	$(29,789)	$(36,746)	$(39,206)
Fixed charges per above	1,166	1,148	1,033	3,070	1,717	2,615	4,963

Coverage deficiency Total loss	$(2,774)	$(4,699)	$(9,057)	$(30,947)	$(28,072)	$(34,131)	$(34,243)